140 Scott Drive
Menlo Park, California 94025
Tel: +1.650.328.4600 Fax: +1.650.463.2600

www.lw.com

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Milan

VIA EDGAR AND ELECTRONIC MAIL

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-6010

Attention:	Deanna Virginio
Joseph McCann Mary Mast Angela Connell

Re:	Annexon, Inc. Registration Statement on Form S-1 Filed on July 2, 2020 File No. 333-239647

Ladies and Gentlemen:

This letter relates to the Registration Statement on Form S-1 (the “Registration Statement”) of Annexon, Inc. (the “Company”). Unless otherwise indicated, capitalized terms used herein will have the meanings assigned to them in the Registration Statement. In order to be in a position to include the proposed language with respect to the beneficial conversion feature in response to the comments issued by the staff (the “Staff”) of the Securities and Exchange Commission on July 15, 2020, the Company is providing this language supplementally to enable the Staff to review the proposed disclosure in advance of the filing of an amended Registration Statement. The Company anticipates filing an amended Registration Statement on Monday, July 20, 2020.

The following is the proposed disclosure that will appear on page 87 of the amended Registration Statement in the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” with regard to the beneficial conversion feature in connection with the issuance and sale of the Company’s Series D redeemable convertible preferred stock:

“Beneficial Conversion Feature (Series D)

In June 2020, we issued and sold 71,719,859 shares of our Series D redeemable convertible preferred stock for net proceeds of approximately $96.7 million. In connection with the issuance and sale of our Series D redeemable convertible preferred stock, we anticipate

July 16, 2020

that we will recognize a beneficial conversion feature of approximately $6.3 million as of June 30, 2020. The beneficial conversion feature represents the intrinsic value of the conversion feature in the Series D redeemable convertible preferred stock, as determined by comparing the conversion price of the Series D redeemable convertible preferred stock at the issuance date with the estimated fair value of our common stock. The beneficial conversion feature will be recorded in additional paid-in capital as of June 30, 2020 resulting in a discount to the carrying value of the Series D redeemable convertible preferred stock in stockholders’ equity. All outstanding shares of Series D redeemable convertible preferred stock will convert into shares of our common stock upon consummation of this offering.”

* * *

The discount shall be accreted from the issuance date to the redemption date of the Series D redeemable convertible preferred stock using the effective interest method and recorded as a deemed dividend in additional paid-in capital thereby increasing the net loss attributable to common stockholders.

The Company respectfully advises the Staff that, though it will include the aforementioned language in the amended Registration Statement, given the non-cash nature of the beneficial conversion feature and the conversion of the Series D redeemable convertible preferred stock in connection with its initial public offering, it does not believe that the recognition of the beneficial conversion feature will be material to investors’ understanding of the Company’s business or results of operations.

Please do not hesitate to contact me by telephone at (650) 463-3014 with any questions or comments regarding this correspondence.

Very truly yours,

/s/ Brian J. Cuneo

Brian J. Cuneo

of LATHAM & WATKINS LLP

cc:	Douglas Love, Annexon, Inc.

Jennifer Lew, Annexon, Inc.

Kathleen Wells, Latham & Watkins LLP

Charles Kim, Cooley LLP

Kristin VanderPas, Cooley LLP

Michael Tenta, Cooley LLP

David Peinsipp, Cooley LLP